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                                                   ---------------------------
                                                           OMB APPROVAL
                                                   ---------------------------
                      UNITED STATES                OMB Number:       3235-0145
           SECURITIES AND EXCHANGE COMMISSION      Expires:   October 31, 1994
                  WASHINGTON, D.C. 20549           Estimated average burden
                                                   hours per form .......14.90
                                                   ---------------------------


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )
                                        -----------


                               ILLINI CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $10.00 Par Value
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   451773105
                      ------------------------------------
                                (CUSIP Number)

                             Thomas C. Erb, Esq.
                         Lewis, Rice & Fingersh, L.C.
                        500 North Broadway, Suite 2000
                          St. Louis, Missouri 63102
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                              February 6, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (12-91)                Page 1 of 9 pages



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-------------------------                           -------------------------
 CUSIP NO.   451773105           SCHEDULE 13D        Page  2   of  9  Pages
          ---------------                                 ----    ---
-------------------------                           -------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Mae H. Noll, ###-##-####
-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) /X/

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    PF/00
-----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
-----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        63,989
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          0
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   63,989
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    63,989
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES / /


-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------


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ITEM 1.     SECURITY AND ISSUER.
-------
      This statement relates to shares of Common Stock, par value $10.00 per share ("Common Stock"), of Illini Corporation (the "Company"). The principal executive offices of the Company are located at 120 South Chatham Road, Springfield, Illinois 62704.

ITEM 2.     IDENTITY AND BACKGROUND.
-------

     (a)    Mae H. Noll
     (b)    903 South Lincoln
            Springfield, Illinois 62704
     (c)    Principal Occupation:
            None
     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)    United States

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------
            1. Reporting Person received 20,354 shares of the common stock upon the formation of the Company in exchange for stock owned in banks which the Company acquired. Ownership exceeds 10% of the common stock on November 1, 1984.

            2. Reporting Person acquires 739 shares of Common Stock during the remainder of 1984 at $18.00 a share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 21,093 shares of Common Stock at December 31, 1984.

            3. Reporting Person acquires 128 shares of Common Stock during 1985 at prices ranging from $16.25 to $18.00 a share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 21,221 shares of Common Stock at December 31, 1985.

            4. Reporting Person acquires 14,508 shares of Common Stock during 1986 at prices ranging from $15.50 to $17.25 a share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 35,729 shares of Common Stock at December 31, 1986.

            5. Reporting Person acquires 14,508 shares of Common Stock during 1986 at prices ranging from $15.50 to $17.25 a share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 35,729 shares of Common Stock at December 31, 1986.

            6. Reporting Person acquires 5,020 shares of Common Stock during 1987 at prices ranging from $16.00 to $18.25 a share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 40,749 shares of Common Stock at December 31, 1987.

            7. Reporting Person acquires 12,119 shares of Common Stock during 1988 at a price of $18.50 a share.
                  All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 52,868 shares of Common Stock at December 31, 1988.

            8. Reporting Person acquires 3,750 shares of Common Stock during 1989 at prices ranging from $14.50 to $16.25 a share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 56,618 shares of Common Stock at December 31, 1989.

            9. Reporting Person acquires 340 shares of Common Stock during 1992 at a price of $16.50 a share.
                  All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 56,958 shares of Common Stock at December 31, 1992.

            10. During 1993, Reporting Person received a Power of Attorney (the "Power of Attorney") to vote 42,572 shares (approximately 9.5% of the outstanding shares of the Common Stock) owned by Jon and Ida Noll, the Reporting Person's son and daughter-in-law. The Power of Attorney expired by its terms as of December 31, 1996.

            11. Reporting Person acquires 3,169 shares of Common Stock during 1993 at prices ranging from $17.25 to $20.00 a share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 60,127 shares of Common Stock at December 31, 1993.

            12. Reporting Person acquires 816 shares of Common Stock during 1994 at a price of $20.00 a share.
                  All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 60,943 shares of Common Stock at December 31, 1994.

            13. Reporting Person acquires 1,571 shares of Common Stock during 1995 at prices ranging from $24.50 to $25.00 per share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 62,514 shares of Common Stock at December 31, 1995.

            14. Reporting Person acquires 1,473 shares of Common Stock during 1996 at prices ranging from $26.50 to $27.00 per share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 63,987 shares of Common Stock at December 31, 1996.

            15. Reporting Person acquires 2 shares of Common Stock on January 9, 1997 at $26.50 per share. All acquisitions of stock were purchased at or above the fair market value of Common Stock. Reporting Person owns 63,989 shares of Common Stock at February 5, 1997.

            16. Reporting Person owns 63,989 shares of Common Stock which represents 14.3% of Common Stock as of February 5, 1997.

ITEM 4.     PURPOSE OF TRANSACTION.
-------

      By letter dated February 6, 1997, counsel to the Reporting
Person requested, on her behalf, that the Board of Directors of the Company pursue a merger of the Company with a larger banking organization. In the letter, it was noted that the Company's excessively high cost structure was reflected in its low profitability and that the Company's Common Stock trades at a substantial discount to book value while the stock of average- to better-performing banks trade at premiums to book value. The letter also noted that the per-share value that would be received by all shareholders in an acquisition of the Company
reasonably could approach two times current market prices. Finally, it was noted that it was the Reporting Person's intention to dispose of her stock in the Company at the best price obtainable if the
Company failed to undertake a merger.  A copy of the Reporting
Person's letter is attached hereto as Exhibit 1.
                                      ----------

      Other than as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's articles of incorporation, regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person; (viii) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER
-------
      1. The Reporting Person beneficially owns 63,989 shares, representing 14.3% of the outstanding shares of the Common Stock.

      2. The Reporting Person has the sole power to dispose of the shares of Common Stock referred to in item 5(a).

      3. Other than the expiration of the Power of Attorney and the acquisition of 2 shares of Common Stock in a privately negotiated transaction on January 9, 1997 at a price of $26.50 per share, there has been no transaction in Common Stock effected during the past 60 days by the Reporting Person.

      4. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of, the securities referred in
            Item 5(a).

      5.    Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
-------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF
            THE ISSUER.

      None

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
-------

      1. Letter, dated February 6, 1997, from the Reporting Person to the Company's Board of Directors.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 7, 1997
                              ---------------------------------------------
                              (Date)



                               /s/ Mae H. Noll
                              ---------------------------------------------
                              (Signature)



                               Mae H. Noll
                              ---------------------------------------------
                              (Name and Title)